Exhibit 99.1

PRESS RELEASE
BROOKFIELD ASSET MANAGEMENT ANNOUNCES RESULTS OF
 CONVERSION OF ITS SERIES 26 PREFERRED SHARES
Brookfield, March 21, 2017 – Brookfield Asset Management Inc. (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced that after having taken into account all election notices received by the March 16, 2017 deadline for the conversion of the Cumulative Class A Preference Shares, Series 26 (the "Series 26 Shares") (TSX: BAM.PR.T) into Cumulative Class A Preference Shares, Series 27 (the "Series 27 Shares"), the holders of Series 26 Shares are not entitled to convert their Series 26 Shares into Series 27 Shares. There were 183,036 Series 26 Shares tendered for conversion, which is less than the one million shares required to give effect to conversions into Series 27 Shares.
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Brookfield Asset Management
Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com